Exhibit 99.3

For Immediate Release	February 1, 2006

CANADIAN SUPERIOR ENERGY INC. COMPLETES US $15 MILLION PRIVATE

PLACEMENT OF PREFERRED SHARE PURCHASE UNITS

TO WEST COAST ASSET MANAGEMENT, INC.

CALGARY, ALBERTA – Canadian Superior Energy Inc. (“Canadian Superior” – TSX, AMEX: SNG) of Calgary, Alberta, Canada is pleased to announce today that it has completed the private placement of US$15 million of Preferred Share Purchase Units to West Coast Asset Management’s West Coast Opportunity Fund, LLC on the same basic terms and conditions as the Preferred Share Purchase Unit Offering announced December 8, 2005.  The term for exercising the previously announced Preferred Share Purchase Units’ Warrants has been increased from thirty (30) months to thirty-six (36) months; however, Canadian Superior’s option to pay the quarterly dividend by way of issuance of Common Shares at market has been reduced from an annualized dividend rate, in lieu of the 5% cash dividend rate, to 5.75 from 6%.

The proceeds from the Offering will be used by Canadian Superior for drilling and development of its holdings offshore Trinidad and Tobago.  Canadian Superior is currently in the process of finalizing drilling rig negotiations for drilling offshore Trinidad and Tobago later this year.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia.  See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending.  Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta

Canada T2P 4H2

Investor Relations

Phone: (403) 294-1411

Fax: (403) 216-2374

www.cansup.com